Exhibit 99.1

EUDA Health to Launch EUDA Helixé 2.0 in January 2026

SINGAPORE, Dec. 29, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) “EUDA” or “the Company”, a Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced that it will launch EUDA Helixé 2.0 in January 2026, marking the next generation upgrade of its premium youthful vitality and longevity supplement. EUDA Helixé 2.0 introduces enhancements across formulation strength, ingredient technology, delivery systems, packaging design, and global market readiness.

Strengthened Formula and Ingredient Optimization

EUDA Helixé 2.0 features a 20% increase in New Zealand sourced deer placenta powder, with dosage enhanced from 100 mg to 120 mg, reinforcing the supplement’s positioning as a high potency vitality formulation. As part of the formulation upgrade, L-glutathione has been replaced with D-alpha-tocopherol (Vitamin E, 1.4 mg equivalent). This change is designed to improve antioxidant stability, support cellular protection, enhance skin health and bolster overall youthful vitality, aligning EUDA Helixé 2.0 with long-term wellness and anti-aging objectives.

Advanced Encapsulation and Preservation Technology

EUDA Helixé 2.0 utilizes an upgraded ingredient preservation and delivery platform designed to enhance stability, absorption efficiency, and shelf life:

●	Freeze Drying: Powder-based ingredients are freeze-dried to preserve nutrient potency while removing moisture without altering molecular properties.

●	Refining Technology: Oil-based ingredients undergo refining to improve stability, reduce allergenic and reactive potential, and increase resistance to heat and light.

●	Nitrogen Encapsulation: Nitrogen protection minimizes oxidation and hydrolysis, extending product shelf life.

●	Nano emulsification (Replaced Enteric Coating): Nano-sized formulation improves solubility, bioavailability, and absorption speed, allowing efficient nutrient delivery as compared to a traditional enteric coating.

This nano-based delivery system enables EUDA Helixé 2.0 to achieve smaller capsule size and is designed to improve the user experience with efficient nutrient absorption while maintaining or enhancing functional efficacy.

New Proprietary Bottle Design

In conjunction with the product upgrade, EUDA is introducing a new proprietary EUDA Helixé bottle design, reflecting the supplement’s premium positioning while enhancing product protection, shelf presence and brand identity.

New Zealand Halal Certification and Global Market Expansion

EUDA Helixé 2.0 has obtained New Zealand Halal certification, enabling broader international distribution and formal entry into Muslim markets across Southeast Asia, the Middle East and other global regions.

Positioning EUDA Helixé for Global Growth

The upcoming January 2026 launch of EUDA Helixé 2.0 reflects EUDA Health’s commitment to continuous innovation, scientific advancement, and scalable global wellness solutions. With enhanced formulation strength, advanced delivery technology, refined packaging and expanded market accessibility, EUDA Helixé 2.0 is positioned as a core offering within EUDA’s growing health and longevity ecosystem.

Mr Alfred Lim, CEO of EUDA, commented:

“This marks an important milestone in EUDA’s product evolution. With EUDA Helixé 2.0, we are strengthening our core formulation, upgrading delivery technology and expanding global market accessibility through Halal certification. These enhancements reflect our commitment to science-backed innovation and position EUDA Helixé as a premium longevity supplement aligned with EUDA’s broader strategy to scale high-quality wellness solutions globally.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.